Exhibit 99.4

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VOTING INSTRUCTION FORM

BIOMIRA INC.

SEE VOTING INSTRUCTION	INTERNET VOTE: WWW.PROXYVOTE.COM
NO. 2 ON REVERSE	TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE:	SPECIAL MEETING
MEETING DATE:	TUESDAY, DECEMBER 04, 2007 AT 09:00 A.M. MST
RECORD DATE:	FOR HOLDERS AS OF OCTOBER 24, 2007
PROXY DEPOSIT DATE:	NOVEMBER 30, 2007 09161R106

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WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS

1*    -TO APPROVE AN ARRANGEMENT ON THE TERMS AND CONDITIONS OF THE ARRANGEMENT AGREEMENT DATED SEPTEMBER 11, 2007 AMONG BIOMIRA INC., ONCOTHYREON INC., 4442636 CANADA INC., 4442644 CANADA INC. AND 4442652 CANADA INC. WHEREBY NON-DISSENTING SHAREHOLDERS OF BIOMIRA INC. WILL BECOME SHAREHOLDERS OF ONCOTHYREON INC., ALL AS PARTICULARLY DESCRIBED IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR/PROSPECTUS OF THE CORPORATION DATED OCTOBER 19, 2007.

FOR 0039900

*NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
*NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR/PROSPECTUS OF THE CORPORATION DATED OCTOBER 19, 2007.

TELEPHONE VOTE AT 1-800-454-8683

INTERNET VOTE AT WWW.PROXYVOTE.COM

BIOMIRA INC.

SPECIAL MEETING TO BE HELD 12/04/07 AT 09:00 A.M. MST FOR HOLDERS AS OF 10/24/07

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) (FILL IN ONLY ONE BOX “☐” PER ITEM IN BLUE OR BLANK INK)

	FOR	AGAINST	ABSTAIN	A/C	*** ISSUER COPY ***
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				FILL IN THE BOX “☐” TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING	☐

[LOGO]

51 MERCEDES WAY EDGEWOOD NY 11717

BIOMIRA INC. 2011 - 94TH STREET EDMONTON, AB T6N 1H1

* ISSUER CONFIRMATION COPY - INFO ONLY *

Proxy Services

P.O. Box 9138

Farmingdale NY 11733-9583

WRONG WAY

P.O. Box 9139

Fold and Detach Here	Please ensure you fold then detach and retain this portion of the Voting Instruction form.	Fold and Detach Here

About Voting

A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the items being covered at the meeting, which are described in the Proxy Statement. Please read the Proxy Statement carefully and take note of any relevant proxy deposit date. We need to receive your voting instructions at lease one business day before the proxy deposit date noted on the reverse.

If you have any questions, please contact the person who services your account.

We have been instructed to forward this package of proxy materials to you relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. Please complete and sign this form and return it to us promptly in the envelope provided. If you do not specify how you want your securities voted, they will be voted as recommended in the Proxy Statement.

If the Name listed in the Proxy Statement are different from the items listed on the other side of this form, the Proxy Statement will be considered correct.

For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of this form.

Instruction 1

If your securities are held in the name of a broker, the rules of the New York Stock Exchange will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of the holder of record of the securities (on the tenth day, if the material was mailed at least 15 days prior to the meeting date, on the fifteenth day if the proxy material was mailed 25 days or more prior to the meeting date). In order for the broker to exercise this discretionary authority, proxy material would need to be mailed at least 15 days prior to the meeting date, and the item before the meeting must be deemed “Routine” in nature according to the New York Stock Exchange Guidelines. If these two requirements are met, and you have not communicated to us prior to the first vote being issued, we will vote your securities as recommended in the Proxy Statement on these items. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provide your instructions are received prior to the meeting date.

If your securities are held in the name of a bank, we cannot vote for you if we do not receive your voting instructions.

Instruction 2

If your securities are held in the name of a broker, the rules of the New York Stock Exchange will guide the voting procedures. For this meeting under the rules of the New York Stock Exchange, we cannot vote your securities on one or more of the matters to be acted upon at the meeting without your specific instructions. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy for one or more of the matters may be given at the discretion of the holder of record of the securities for the tenth date, if the material was mailed at least 15 days prior to the meeting date, on the fifteenth day if the proxy material mailed 25 days or more prior to the meeting date). In order for the broker to exercise this discretionary authority for one or more of the matters, proxy material would need to be mailed at least 15 days prior to the meeting date, and the item before the meeting must be deemed “Routine” in nature according to the New York Stock Exchange Guidelines. If these two requirements are met, and you have not communicated to us prior to the first vote being issued, we will vote your securities as recommended in the Proxy Statement on one or more of the matters to be acted upon at the meeting. We will nevertheless follow your instructions, even if our discretionary vote has already been given on those matters, provided your instructions are received prior to the meeting date.

If your securities are held in the name of a bank, we cannot vote for you if we do not receive your voting instructions.

Instruction 3

In order for your securities to be represented at the meeting, it will be necessary for us to have specific voting instructions. Please date, sign and return your voting instructions to us promptly in the envelope provided.

Instruction 4

We have previously sent you proxy material pertaining to the meeting of shareholders of the company indicated.

According to our latest records, we have not received your voting instructions. The company has requested us to communicate with you to have your securities voted.

To attend the meeting and vote your shares in person

If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy.

The legal proxy will be mailed to the name and address noted on the other side of this form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement. You or your designate must attend the meeting for your vote to be counted.

Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the proxy with the Issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. If you have any questions, please contact the person who services your account.